Exhibit 1.01

Mueller Industries, Inc.
Conflict Minerals Disclosure
For The Year Ended December 31, 2021

1.Overview

This report has been prepared by Mueller Industries, Inc. pursuant to Rule 13p-1 (the Rule) promulgated under the Securities Exchange Act of 1934 (the 1934 Act), as amended. As used in this report, the terms "Company," "Mueller," "we," "us," or "our" mean Mueller Industries, Inc. and its consolidated subsidiaries taken as a whole, unless the context indicates otherwise. The Company is a leading manufacturer of copper, brass, aluminum, and plastic products. The range of these products is broad: copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; and steel nipples. We conducted an analysis of our products to determine the presence of subject minerals - tin, tantalum, tungsten and/or gold (3TG). Our analysis indicated that only small quantities of tin are found in a small percentage of our products. Mueller makes no purchases of raw ore or unrefined conflict minerals in the Covered Countries.

Conflict Minerals Policy

We have adopted a conflict minerals policy which is publicly available on our website at www.muellerindustries.com.

Grievance Mechanism

We have well established processes to allow interested parties to contact us. These processes are described at www.muellerindustries.com.

Supply Chain

Certain products that we manufacture contain parts from several direct suppliers. We have relationships with a network of suppliers throughout the world and there are generally multiple tiers between the 3TG mines and our direct suppliers. Therefore, we must rely on our direct suppliers to work with their upstream suppliers in order that they may provide us with accurate information about the origin of 3TG in the components we purchase. As we enter into new contracts or renew existing contracts, we are adding a clause that requires suppliers to identify the source of 3TG.

Because of the complexity and size of our supply chain, we developed a risk-based approach that focused on suppliers that we believed could possibly provide us with components and raw materials containing 3TG from the Covered Countries, as defined in the Rule. We believe this was a reasonable approach because there is relatively little variation in our largest direct suppliers from year to year.

We requested that all identified suppliers provide information to us regarding 3TG and smelters using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier's conflict-free policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.

Efforts to Determine Mine or Location of Origin

We have determined that requesting our suppliers to complete the Template represents our reasonable best efforts to determine the mines or locations of origin of 3TG in our supply chain. We have reached this conclusion in part as a result of participation in the Conflict-Free Sourcing Initiative (CFSI), an initiative of EICC and GeSI, the International Tin Research Institute Tin Supply Chain Initiative (iTSCi), and the OECD 3T and gold pilot implementation programs.

Smelters or Refiners and Country of Origin of 3TG

The vast majority of suppliers from which we requested information indicated in their response that the information provided was at a company or divisional level and did not include a list of smelters.

No suppliers indicated that any components they provided to us contained mineral(s) from the DRC or Surrounding Countries.

Conclusion

The Company has completed an investigation into 99% of its supply chain and has not discovered any conflict minerals. Further, the Company currently has no basis to believe that the remaining 1% of the supply chain will uncover the use of any conflict minerals.

2.Due Diligence

Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by The Organization for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

Due Diligence Performed

MANAGEMENT SYSTEMS

We have adopted a conflict minerals policy related to our sourcing of 3TG.

Internal Team

We have established a management system to support supply chain due diligence related to 3TG. Our management system includes an executive oversight committee sponsored by the Vice President - Secretary and General Counsel. The other members of the executive oversight committee are the Vice President - Controller and the Corporate Director - Environmental, Health and Safety. Further, buyers, engineers and managers from the Company' s business units, as well as others on an ad hoc basis, were utilized in the identification of their respective suppliers. This team of subject matter experts, under the direction of the Corporate Director - Environmental, Health and Safety, was responsible for implementing our conflict minerals compliance strategy.

Control Systems

We do not typically have a direct relationship with 3TG smelters and refiners. We do, however, participate with industry associations in the copper and brass sector and other sectors in the following initiatives to develop conflict-free supply chains: the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative's Conflict Free Smelter (CFS) Program, the iTSCi and the Public Private Alliance for Responsible Minerals Trade (PPA).

Controls include a Company-wide code of conduct that outlines expected behaviors for all our employees, and as we enter into new supply contracts or renew existing supply contracts, we are adding a conflict minerals contract clause to our contracts that requires suppliers, who supplies parts which contain the 3TG minerals, to provide us with information about the source of 3TG and smelters.

Maintain Records

We have established a records retention policy to ensure that relevant materials are preserved for appropriate periods.

Supplier Engagement

We have engaged our suppliers by sending multiple communications directly to them asking them to assist in the identification of any 3TG conflict minerals within their products. Our conflict minerals policy was also posted on the Company website.

IDENTIFY AND ASSESS RISK IN THE SUPPLY CHAIN

We surveyed all direct suppliers who may supply material subject to the Rule that represented approximately 99% of receipts for components and raw materials in 2021.

Survey Responses

In our previous Conflict Minerals Disclosure for the year ended December 31, 2013, we reported having received responses in excess of 95% of the suppliers surveyed. Over the eight-year period ending December 31, 2021, we have now received responses from in excess of 99% of the suppliers surveyed. These responses were provided using the Template as well as other forms. We reviewed the responses against criteria developed by our Internal Team to determine which suppliers required further engagement. The criteria to require further engagement included incomplete responses as well as inconsistencies within the data reported by those suppliers. We have worked directly with those suppliers in an effort to secure revised responses.

100% of the responses received provided data at a company or divisional level.

A minority of suppliers provided a list of smelters used to process 3TG contained in the components supplied to all of their customers. Where the smelter identification number was provided, we verified that the facility was listed on the EICC-GeSi smelter list included in the Template. This total represented one unique smelter which was verified as being certified as Conflict-Free under the CFS Program.

No suppliers reported that they sourced mineral(s) for any components from the DRC.

DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO RISKS
•Senior management is briefed about our due diligence efforts on a regular basis.
•We have adopted a conflict minerals policy.
•We have implemented a risk management plan that outlines the Company responses to identified risks.
•We found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier. We engage in regular ongoing risk assessment through our suppliers' data submissions.

CARRY OUT INDEPENDENT THIRD PARTY AUDIT OF SUPPLY CHAIN DUE DILIGENCE AT IDENTIFIED POINTS IN THE SUPPLY CHAIN

We do not typically have a direct relationship with 3TG smelters and refiners and therefore do not perform or direct audits of these entities. We support audits conducted by third parties through our participation in the CFS Program.

REPORT ON SUPPLY CHAIN DUE DILIGENCE

This Conflict Minerals Disclosure constitutes our annual report on our 3TG due diligence, and it is available on our website www.muellerindustries.com and filed with the SEC.

3.Steps to be Taken to Mitigate Risk

In 2021, the Company continued to take the following steps to improve the due diligence conducted to further mitigate the risk that the 3TG in our products finance or benefit armed groups in the Covered Countries:

•Include a conflict minerals flow-down clause in new or renewed supplier contracts.
•Engage with suppliers and direct them to information and training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

•Demand any suppliers if found to be providing us with components or materials containing 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.
•Work with relevant trade associations to define and improve best practices and encourage responsible sourcing of 3TG.

Caution Concerning Forward-Looking Statements

Certain statements in this report may be "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "intends," ''plans," "projects," "believes," "estimates," ''targets," "anticipates," and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward looking statement, except as required by federal securities Laws.